U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8A

                       NOTIFICATION OF REGISTRATION FILED
                         PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  LAKE SHORE FAMILY OF FUNDS

Address of Principal Business Office (No. & Street, City, State,
Zip Code): 403 Vine Street, 2nd Floor, Cincinnati, Ohio 45202

Telephone Number (including area code):  (513) 579-8700

Name and address of agent for service of process:

Mr. Earl V. (Buck) Newsome, Jr.
Lake Shore Fund Group, Ltd.
403 Vine Street, 2nd Floor
Cincinnati, Ohio 45202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes /X/ No / /

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Cincinnati and the State of Ohio on the 9th day of October, 1997.

                                               /S/ EARL V. (BUCK) NEWSOME, JR.
                                               Earl V. (Buck) Newsome, Jr.
                                               President

Attest:  /S/ JOHN F. SPLAIN
         John F. Splain
         Secretary
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